

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2020

Rahul Nayar
Chief Executive Officer
Tenzing Acquisition Corp.
250 West 55th Street, Suite 13D
New York, NY 10019

Re: Tenzing Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 3, 2020
File No. 333-245057

Dear Mr. Nayar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2020 letter.

Amendment No. 2 to Registration on Form S-4 filed November 3, 2020

Satisfaction of 80% Test, page 124

1. We note your response to our prior comment 1 and your revised disclosure on page 124, and reissue in part. Please disclose additional material details on the "private equity discussions," including the valuation amount if an offer was made or otherwise advise.

Exhibits

2. We note that you entered into an offer letter agreement with Mr. Prabhu. Please file this agreement as an exhibit to your registration statement. Please refer to Item 601(b)(10)(iii) of Regulation S-K.

You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tamar Donikyan, Esq.